CONSOLIDATED ANNUAL
FINANCIAL STATEMENTS

For the:
Year ended September 30, 2008,
13 months ended September 30, 2007
Year ended August 31, 2006

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Tournigan Energy Ltd. and management’s discussion and analysis are the responsibility of the Company’s management. The consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles (“GAAP”) and reconciled to United States GAAP as set out in Note 22 and reflect management’s best estimates and judgment based on information available until January 26, 2009. A system of internal controls is maintained by management to provide reasonable assurance that the Company’s assets are safeguarded and financial information is accurate and reliable.

The Board of Directors of the Company is responsible for ensuring management fulfills its responsibilities. The Audit Committee of the Board of Directors is comprised of outside directors who meet with management and the independent auditors to review internal control and financial reporting matters, and to ensure that management is maintaining adequate financial controls. The Audit Committee also reviews the audit plan of the independent auditors and discusses the results of their audit and their audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by KMPG LLP, and their report outlines the scope of their examinations and gives their opinion on the consolidated financial statements.

/s/ “Dorian L. Nicol”	/s/ “Hans Retterath”
Dorian L. Nicol	J. Hans Retterath
President & Chief Executive Officer	Chief Financial Officer

January 28, 2009

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Tournigan Energy Ltd. as at September 30, 2008 and 2007 and the consolidated statements of loss and deficit, comprehensive loss and cash flows for the year ended September 30, 2008 and the thirteen-month period ended September 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2008 and 2007 and the results of its operations and its cash flows for the year ended September 30, 2008 and the thirteen month period ended September 30, 2007 in accordance with Canadian generally accepted accounting principles.

The financial statements for the year ended August 31, 2006 was audited by other auditors who expressed an opinion without reservation on those statements in their report dated December 5, 2006.

Chartered Accountants
Vancouver, Canada
January 16, 2009

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

Consolidated Balance Sheets
(expressed in Canadian dollars)

	September 30,	September 30,
	2008	2007
	$	$
ASSETS
Current
Cash and cash equivalents	12,666,749	32,413,085
Accounts receivable (Note 17)	662,665	790,452
Marketable securities (Note 4)	29,660	408,743
Prepaid expenses and deposits	167,078	191,072
Restricted Deposits (Note 9)	985,707	–
	14,511,859	33,803,352
Restricted Deposits (Note 9)	–	926,559
Property and Equipment (Note 8)	882,919	745,881
Mineral Properties (Note 6)	38,319,555	33,153,831
Deferred Reorganization Costs (Note 7)	–	108,793
	53,714,333	68,738,416
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (Note 17)	1,886,729	3,170,464
Asset retirement obligations (Note 9)	55,115	–
	1,941,844	3,170,464
Asset Retirement Obligations (Note 9)	90,392	985,692
Shareholders’ Equity
Share Capital (Note 11)	108,370,841	107,058,860
Contributed Surplus (Note 12)	9,031,777	7,826,366
Accumulated Other Comprehensive Income (Note 13)	–	125,671
Deficit	(65,720,521)	(50,428,637)
	51,682,097	64,582,260
	53,714,333	68,738,416
Commitments (Notes 6 and 20)
Subsequent Events (Note 21)

On behalf of the Board:

/s/ “Michael Hopley”	/s/ “Dorian L. Nicol”
Michael Hopley, Director	Dorian L. Nicol, Director

See accompanying notes to the consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

Consolidated Statements of Loss and Deficit
(expressed in Canadian dollars)

	Year Ended	13 Months Ended	Year Ended
	September 30,	September 30,	August 31,
	2008	2007	2006
	$	$	$
MINERAL PROPERTY EXPENSE (INCOME)
Mineral property costs written-off (Note 6)	8,339,684	–	54,667
Property investigations	300,586	874,476	244,860
Accretion on asset retirement obligation	13,368	–	–
Mineral property earn-in income	(45,500)	(46,894)	–
	(8,608,138)	(827,582)	(299,527)
EXPENSES
Employee salaries and fees to directors and
contractors (Note 14)	2,521,037	2,230,074	1,867,502
Stock-based compensation (Note 15)	1,580,455	2,813,566	5,897,584
Public, government and investor relations	1,029,111	939,768	632,064
Travel	570,306	497,840	314,393
Audit, legal and other professional fees	555,364	1,011,531	256,409
Administration	536,561	721,513	476,701
Regulatory fees	80,501	111,819	41,169
	(6,873,335)	(8,326,111)	(9,485,822)
OTHER INCOME (EXPENSE)
Interest income	825,081	1,770,080	1,043,765
Foreign exchange gain (loss)	89,196	(31,866)	(497,864)
Financial advisory fees	(298,404)	–	–
Impairment loss on marketable securities	(216,340)	–	–
Reorganization costs (Note 7)	(149,671)	–	–
Gain (loss) on sale of marketable securities	(57,871)	17,156	–
Loss on disposal of plant and equipment	(2,402)	(1,748)	(28,675)
Interest on withholding taxes	–	121,100	(150,000)
Recovery of note receivable (Note 5)	–	–	708,720
	189,589	1,874,722	1,075,946
NET LOSS	(15,291,884)	(7,278,971)	(8,709,403)
Deficit, Beginning of Period	(50,428,637)	(43,149,666)	(34,440,263)
Deficit, End of Period	(65,720,521)	(50,428,637)	(43,149,666)
Basic and Diluted Loss Per Share	($0.12)	($0.06)	($0.10)
Weighted Average Number of Outstanding Shares	122,697,859	115,491,071	86,999,112

See accompanying notes to the consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

Consolidated Statement of Comprehensive Loss
(Expressed in Canadian dollars)

	Year Ended	13 months Ended
	September 30, 2008	September 30, 2007
	$	$

Net loss for the period	(15,291,884)	(7,278,971)
Unrealized losses on available-for-sale financial assets arising during the period	(399,882)	(363,900)
Reclassification adjustment for realized losses (gains)	57,871	(5,344)
Reclassification adjustment for impairment losses	216,340	–
Comprehensive loss for the period	(15,417,555)	(7,648,215)

See accompanying notes to the consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	Year Ended	13 Months Ended	Year Ended
	September 30,	September 30,	August 31,
	2008	2007	2006
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(15,291,884)	(7,278,971)	(8,709,403)
Items not affecting cash:
Mineral property costs written-off	8,339,684	–	54,667
Stock-based compensation expense	1,580,455	2,813,566	5,897,584
Impairment loss on marketable securities	216,340	–	–
Deferred reorganization costs written-off	149,313	–	–
Amortization and loss on disposal of property and equipment	108,081	68,091	52,102
Loss (gain) on sale of marketable securities	57,871	(17,156)	–
Accretion on asset retirement obligation	13,368	–	–
Unrealized foreign exchange loss	10,219	–	–
Mineral property earn-in income	(45,500)	(46,894)	–
Asset retirement expenditures	(28,660)	–	–
	(4,890,713)	(4,461,364)	(2,705,050)
Net changes in operating balances:
Accounts receivable	106,796	(55,351)	(20,315)
Prepaid expenses and deposits	71,103	70,514	(169,383)
Accounts payable and accrued liabilities	(394,903)	528,242	350,172
	(5,107,717)	(3,917,959)	(2,544,576)
CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property expenditures	(14,652,694)	(12,603,737)	(6,107,608)
Purchase of property and equipment	(481,261)	(351,716)	(192,067)
Proceeds on disposal of property and equipment	159,961	–	–
Proceeds on sale of marketable securities	25,201	45,971	–
Short-term investments, net	–	42,188,280	(42,188,280)
Mineral property receipts	–	25,000	–
Restricted deposits	–	(989,730)	–
	(14,948,793)	28,314,068	(48,487,955)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital, net of issue costs	452,085	7,360,926	50,048,767
Reorganization costs	(141,911)	(7,402)	–
	310,174	7,353,524	50,048,767
Increase (decrease) in cash during the period	(19,746,336)	31,749,633	(983,764)
Cash and cash equivalents, beginning of period	32,413,085	663,452	1,647,216
Cash and cash equivalents, end of period	12,666,749	32,413,085	663,452
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	1,814	13,589	4,142
Cash paid for income taxes	–	–	–
NON-CASH TRANSACTIONS (Note 16)

See accompanying notes to the consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Energy Ltd. (the “Company") is a public company listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. The Company’s principal business activity is the sourcing, exploration and development of mineral properties. On May 6, 2008 the Company changed its name from Tournigan Gold Corporation. In March 2008 the Company continued its incorporation into the Province of British Columbia from the Yukon.

Although existing cash resources are currently expected to provide sufficient funds through the upcoming fiscal year, the capital expenditures required to achieve planned principal operations are substantial. As a result, the Company will be required to seek additional financing.

2. SIGNIFICANT ACCOUNTING POLICIES

a)

Principles of consolidation and basis of accounting - These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

b)	Cash and cash equivalents - Cash consists of cash and demand deposits with an original term to maturity of 90 days or less.

c)

Deferred reorganization costs – In 2007 the Company announced it would seek shareholder approval for the reorganization of its capital structure and separation of the ownership, management and financing of its uranium and precious metal assets. Direct and incremental costs incurred in connection with the proposed reorganization are deferred and are presented as a non-current deferred charge. If completion of the reorganization is considered to be less likely than not, such costs are expensed. Upon completion of the transaction, deferred costs (net of tax) will be charged to share capital.

d)

Mineral properties - The Company capitalizes acquisition, exploration and development costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment. Mineral property costs include allocated salary and stock-based compensation costs. Under Canadian generally accepted accounting principles, the Company is not precluded from considering exploration costs to have the characteristics of property, plant and equipment even when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Mineral property costs include initial acquisition costs and related earn-in and option payments, which are recorded when paid. Property earn-in and option payments receivable by the Company are credited against mineral property costs when received. The excess of property payments receivable by the Company over the related mineral property balance are included in income when received. Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves.

Mineral properties are written down when the long-term expectation is that the net carrying amount will not be recoverable. A mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired. Management reviews certain conditions that should be considered to determine whether a write-down of capitalized costs is required. These conditions include changes to or abandonment of work programs or poor exploration results.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

e)

Property and equipment - Property and equipment are recorded at cost and are amortized over their estimated useful lives, which are up to 40 years for buildings, four years for vehicles, five years for office furniture, computers and electronic equipment, two years for software and eight years for other items. The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset exceeds the estimate of undiscounted future cash flows from the asset. At that time, the carrying amount is written down to fair value.

f)

Stock-based compensation - The Company has a stock option plan, which is described in Note 15. Employee and director stock options are measured at their fair value on the grant date and recognized over the vesting period. Non-employee stock options are measured at their fair value on date of vesting. Prior to vesting, non-employee stock options are recognized based on the service provided to the reporting date and at their then-current fair values. The cost of stock options is presented as compensation expense or exploration property costs. Agents’ warrants issued in connection with common share placements are recorded at their fair value on the date of issue as share issuance costs. On the exercise of stock options and agents’ warrants, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation.

g)

Translation of foreign currencies – The Company’s functional currency is considered to be the Canadian dollar. The Company’s subsidiaries are integrated foreign operations which are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and loses are reflected in the consolidated statements of loss and deficit.

h)

Earnings per share - Basic loss per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the year. The Company computes diluted loss per share using the treasury stock method for all periods presented. The effect of all warrants and options outstanding is anti-dilutive such that diluted loss per share is the same as basic loss per share.

i)

Income taxes - Future income taxes relate to the expected future tax consequences of settling differences between the carrying amounts of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

j)

Financial instruments - Effective September 1, 2006, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

i)

Financial instruments – recognition and measurement (CICA Handbook Section 3855) – This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Under Section 3855, financial instruments must be initially classified into one of the following balance sheet categories (including derivates):

• Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the consolidated statements of operations:

• Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recognized in other comprehensive income until the instrument is derecognized or impaired at which time the amount would be recorded in net earnings; or,

• Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at fair value and subsequently are measured at amortized cost utilizing the effective interest rate method.

In accordance with this new standard, the Company classified financial instruments as follows:

• Cash and cash equivalents were classified as held-for-trading and accordingly carried at their fair value.

• Accounts receivable and restricted deposits were classified as loans and receivables and are currently recorded at their amortized cost.

• Marketable securities were classified as available-for-sale and are currently carried at fair value.

• Accounts payable and accrued liabilities were classified as other financial liabilities and are currently carried at their amortized cost.

This change in accounting policy resulted in a $494,915 increase in the carrying value of marketable securities as at September 1, 2006, representing the aggregate cumulative unrealized gains at that time as disclosed in Note 13.

Transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value at inception, and are recognized over the term of the assets or liabilities using the effective interest method.

ii)

Hedges (Section 3865) - The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company has not designated any hedging relationships.

iii)

Comprehensive income (Section 1530) - Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company reports a consolidated statement of comprehensive loss and accumulated other comprehensive income is included in shareholders’ equity. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale, foreign exchange gains and losses on self-sustaining foreign operations and the effective portion of cash flow hedges, if any.

k)

Measurement uncertainly - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses for the period. The more significant areas requiring the use of estimates include mineral properties, impairment of long-lived assets, exploration property work commitments, asset retirement obligations, income taxes, stock-based compensation and contingencies. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

l)

Asset retirement obligations - The Company recognizes the fair value of the liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of mineral properties. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as the related long-lived asset.

m)

Comparative figures – The Company changed its year end to September 30 from August 31, effective September 30, 2007. Certain of the prior periods’ figures have been reclassified to conform to the current year’s presentation. Such reclassification is for presentation purposes only and has no effect on previously-reported results.

n)

Recently released Canadian accounting standards – The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

i)

International Financial Reporting Standards (IFRS) - In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five years transitional period. In the February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transaction date October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

ii)

Goodwill and Intangible Assets (CICA 3064) - In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard applies to the Company’s interim and annual financial statements for its fiscal year ending September 30, 2009. Adoption of this standard is not expected to have a significant effect on the Company’s results of operations or financial position.

3. ADOPTION OF NEW ACCOUNTING STANDARDS

Effective October 1, 2007, the Company adopted the following accounting standards issued by the CICA. These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

a) Accounting Changes (Section 1506)

This standard allows for voluntary changes in accounting policy only when such changes enhance the relevance and reliability of the financial statements and the comparability of those financial statements over time and with the financial statements of other entities. The standard requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be correctly retrospectively and calls for enhanced disclosures about the effects of the changes in accounting policies, estimate and errors on the financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

3. ADOPTION OF NEW ACCOUNTING STANDARDS (cont’d)

Any impact that the adoption of Section 1506 will have on the results of operations and financial condition will depend on the nature of future accounting changes. Its adoption has had no material impact on these consolidated financial statements.

b) Capital Disclosure (Section 1535)

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In the order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities or return capital to its shareholders. The Company is not subject to externally imposed capital requirements.

c) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation and increase the disclosures previously required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risks, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. The new presentation standard carries forward the existing presentation requirements. These disclosures are made in Note 9.

4. MARKETABLE SECURITIES

	September 30,	September 30,
	2008	2007
	$	$

Condor Resources PLC	25,660	362,587
Nanika Resources Inc. (formerly New Cantech Ventures Inc.)	4,000	17,000
Cronus Resources Ltd. (formerly Sunrise Minerals Inc.)	–	16,450
Finavera Renewables Inc.	–	12,706
	29,660	408,743

Due to significant and prolonged declines in the fair values of the Company’s marketable securities, an impairment loss on marketable securities of $216,340 was recorded in the year ended September 30, 2008.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

5. RECOVERY OF NOTE RECEIVABLE

In November 2005, the Company recovered $708,720 (US$600,000) as final settlement of a US$750,000 note receivable that had been fully provided for in 2001.

6. MINERAL PROPERTIES

	Uranium			Gold			Other
Year Ended	Slovakia	Slovakia	United	Slovakia	Northern	USA	Gold,	Total
September 30, 2008	Kuriskova	Other	States	Kremnica	Ireland	Nevada	VMS
	$	$	$	$	$	$	$	$

Balance, September 30, 2007	5,431,631	1,699,009	5,183,833	9,919,489	9,769,804	689,368	460,697	33,153,831
Acquisition costs	–	–	1,100,815	–	–	–	–	1,100,815
Exploration and development:
Licences and permits	5,821	28,986	424,361	33,402	114,596	8,372	6,574	622,112
Mapping and surveying	72,609	38,435	25,692	(131)	–	–	–	136,605
Drilling and assays	4,403,834	1,419,199	503,820	1,056,112	704,615	6,738	–	8,094,318
Personnel, administration and travel	668,942	200,548	792,525	666,465	560,848	28,895	258	2,918,480
Stock-based compensation	34,148	32,876	1,432	(51,428)	1,087	935	6,801	25,852
Socio-environmental studies	135,364	40,554	–	269,839	–	–	–	445,757
Studies and evaluations	812,662	–	–	85,924	157,143	–	–	1,055,729
Asset retirement obligation cost	–	–	(901,432)	7,172	–	–	–	(894,260)
Total costs incurred	6,133,380	1,760,598	1,947,213	2,067,355	1,538,289	44,940	13,633	13,505,408
Write-offs	–	–	(7,131,046)	–	–	(734,308)	(474,330)	(8,339,684)
Balance, September 30, 2008	11,565,011	3,459,607	–	11,986,844	11,308,093	–	–	38,319,555

	Uranium			Gold			Other
13 Months Ended	Slovakia	Slovakia	United	Slovakia	Northern	USA	Gold,	Total
September 30, 2007	Kuriskova	Other	States	Kremnica	Ireland	Nevada	VMS
	$	$	$	$	$	$	$	$

Balance, August 31, 2006	1,760,032	54,977	1,127,590	6,679,954	6,670,588	147,111	139,838	16,580,090
Acquisition costs	–	–	28,077	–	1,407,850	–	38,853	1,474,780
Option receipts	–	–	–	–	–	–	(24,106)	(24,106)
Exploration and development:
Licence and permits	6,548	13,947	898,942	27,085	127,137	9,655	11,565	1,094,879
Mapping and surveying	604,337	587,796	83,681	2,721	11,597	10,027	6,931	1,307,090
Drilling and assays	2,298,291	749,028	845,226	875,572	833,670	227,924	151,514	5,981,225
Personnel, administration and travel	328,510	230,586	1,171,167	1,113,216	495,955	289,707	35,270	3,637,411
Stock–based compensation	124,155	–	39,420	302,056	152,904	4,944	28,470	651,949
Socio-environmental	178,541	65,098	–	328,410	5,671	–	–	577,720
Studies and evaluations	131,217	24,577	–	530,352	136,666	–	128	822,940
Asset retirement obligation cost	–	–	989,730	60,123	–	–	–	1,049,853
Total costs incurred	3,671,599	1,644,032	4,056,243	3,239,535	3,171,450	542,257	248,625	16,573,741
Balance, September 30, 2007	5,431,631	1,699,009	5,183,833	9,919,489	9,769,804	689,368	460,697	33,153,831

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

6. MINERAL PROPERTIES (cont’d)

a)	Uranium

i)

Slovakia – Kuriskova - On June 7, 2005, the Company acquired a 100% interest in the Kuriskova uranium property located in eastern Slovakia. The property is located within the Cermel exploration licence, which expires in April 2009 with Company renewal options. Licence fees and minimum work commitments are expected to be approximately $10,000 for fiscal 2009 and $35,000 for fiscal 2010.

ii)

Slovakia - Other - In June 2005, the Company acquired 100% interests in the Novoveska Huta and the Svabovce and Spissky Stiavnik uranium properties, all located in eastern Slovakia. Past production was recorded on each of these properties. The Novoveska Huta property is included within the Spisska Nova Ves mining and exploration licence. The Svabovce and Spissky Stiavnick uranium properties are included within the Spisska Teplica exploration licence. Both the Spisska Nova Ves and Spisska Teplica exploration licences expire in May 2009, with Company renewal options. In August 2006, the Company acquired a 100% interest in the Kluknava licence, also in eastern Slovakia, which expires in August 2010 with Company renewal options. In August 2008 the Company acquired the Chrast nad Hornadom licence which expires in October 2010, with Company renewal options. Aggregate licence fees and minimum work commitments for these other Slovakian uranium properties are expected to be approximately $26,000 for fiscal 2009 and $83,000 for fiscal 2010.

iii)

U.S.A. - In October 2007 the Company entered into an agreement to acquire 100 per cent ownership of its U.S. uranium properties from Sweetwater River Resources LLC (the “Sweetwater Buyout”). Prior to closing of the Sweetwater Buyout, the Company’s interests in the properties were held through its option agreement with Sweetwater. Closing of the acquisition occurred on February 29, 2008. Total Sweetwater Buyout consideration was $1,100,815. The Company paid $592,000 and US$50,000 of which $100,000 was placed in escrow and, in addition, the Company issued 340,000 shares to Sweetwater at a fair value of $1.35 per common share. The escrowed monies will be released to Sweetwater upon rectification of certain minor deficiencies in land tenure reports (Note 21.a). Annual claim fees are approximately $375,000.

Subsequent to year end, the Company announced the sale of Tournigan USA Inc. (Note 21.b). Based on the fair value of the expected disposal proceeds, the Company determined its USA uranium assets were fully impaired and recorded a write-off of $7,131,046 in the year ended September 30, 2008.

b)	Gold

i)

Slovakia - Kremnica - The Company has a 100% interest in the Kremnica property in central Slovakia. The property is comprised of the Kremnica mining licence, which expires in June 2009, and also the Lutila and Vyhne exploration licences, which expire in March 2012 and February 2009, respectively, with Company renewal options. Aggregate licence fees and minimum work commitments are expected to be approximately $118,000 for fiscal 2009 and $140,000 for fiscal 2010.

ii)

Northern Ireland - The Company holds a 100% interest in the Curraghinalt gold property and certain other licences. The property is located on four adjoining exploration licences in County Tyrone, Northern Ireland, which expire between April 2009 and January 2010 with Company renewal options. The Company acquired two of the properties through the acquisition of Ulster Minerals Limited, a Northern Ireland corporation, from Strongbow Exploration Inc. (“Strongbow”) in December 2004.

In February 2007, the Company negotiated an amendment of its purchase and sale agreement related to its mineral exploration licenses in Northern Ireland including the Curraghinalt gold property. Under the amended agreement, the Company issued 500,000 common shares (fair value $1,400,000) to Strongbow (Note11) as consideration to terminate its remaining contingent share and income tax benefit obligations to Strongbow. The Company has a 2% net smelter return royalty obligation to Minco Plc. Aggregate licence, landowner payments and minimum work commitments are expected to be approximately $1,125,000 for fiscal 2009 and $365,000 for fiscal 2010.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

6. MINERAL PROPERTIES (cont’d)

Subsequent to year end, the Company announced a binding earn-in option agreement with C3 Resources, Inc. (“C3 Resources”) (Note 21.c).

iii)

U.S.A. - Nevada - In June 2008, the Company terminated its earn-in agreement with AuEx Ventures Inc. for three gold and gold-silver exploration properties in Nevada, U.S.A. Deferred mineral property costs of $734,308 were written off.

c)	Other

i)

Brehov Precious Metals and VMS Property, Slovakia - The Company terminated its earn-in agreement in December 2007 and did not renew its Novosad exploration licence. Deferred Brehov mineral property costs of $345,114 were written off.

ii)

British Columbia, Canada - The Company holds a 100% interest in eight mineral claims in the Skeena Mining Division and four mining claims in the Omineca Mining Division. Licence fees and work commitments are up to approximately $14,000 per annum. In February 2007, the Company entered into an earn-in agreement with Nanika Resources Inc. (“Nanika”) to dispose of an undivided 70% right, title and interest to certain of the Company’s claims in British Columbia, Canada. In fiscal 2007 the Company received $25,000 and 50,000 common shares of Nanika for a total consideration of $71,000, of which $24,106 was credited against exploration property costs and $46,894 was included in income. To maintain its interest over a five year period, Nanika is obligated to issue and deliver 450,000 common shares (50,000 received in fiscal 2008) of Nanika to the Company and incur exploration costs of $300,000. Upon completion of these terms, the Company may either elect to enter into a joint venture with Nanika, take a 10% carried interest or take a 2% net smelter return royalty. Nanika has certain fixed price options to acquire the NSR from the Company. Annual claims fees and minimum work commitments are approximately $1,000.

7. DEFERRED REORGANIZATION COSTS

Deferred reorganization costs of $149,671 were written off in the year ended September 30, 2008 as the Company no longer plans to effect the previously proposed reorganization.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

8. PROPERTY AND EQUIPMENT

	September 30, 2008			September 30, 2007
	Accumulated Net Book			Accumulated Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$
Land	47,833	–	47,833	47,833	–	47,833
Buildings	354,873	87,573	267,300	337,616	76,907	260,709
Computer and electronic equipment	116,005	47,427	68,578	201,502	95,186	106,316
Vehicles	172,431	124,955	47,476	145,827	89,353	56,474
Office and field equipment	370,578	114,049	256,529	239,267	85,722	153,545
Software	150,168	56,710	93,458	92,132	13,443	78,689
Leasehold improvements	120,554	18,809	101,745	45,788	3,473	42,315
	1,332,442	449,523	882,919	1,109,965	364,084	745,881

9. ASSET RETIREMENT OBLIGATIONS AND RESTRICTED DEPOSITS

a)	Balance sheet presentation

	September 30,	September 30,
	2008	2007
	$	$
Kremnica mining licence	90,392	59,133
USA uranium claims	55,115	926,559
	145,507	985,692
Current portion	55,115	–
Long-term portion	90,392	985,692
	145,507	985,692

b)	Reconciliation

	Year Ended	13 Months Ended
	September 30,	September 30,
	2008	2007
	$	$

Balance, beginning of period	985,692	–
Liabilities settled during the period	(28,660)	–
Accretion expense	13,368	–
Revisions to estimated cash flows	(824,893)	985,692
Balance, end of period	145,507	985,692

The Kremnica mining licence asset retirement obligations relate to legal obligations for site restoration costs assumed with the acquisition of Kremnica Gold, a.s. The primary obligation is for the restoration of the previously-mined open pit. Based on the Company’s mine development plans, the Company estimates to settle this obligation in 2022. The total undiscounted amount of estimated cash flows to settle the obligation of $1,161,000 (SKK 23,572,000) was discounted at a credit-adjusted risk-free rate of 20% to estimate the fair value of $90,392.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

9. ASSET RETIREMENT OBLIGATIONS AND RESTRICTED DEPOSITS (cont’d)

The USA uranium asset retirement obligations relate to legal obligations for site restoration and clean-up costs for exploration drilling activities in Arizona and Wyoming. Settlement of these obligations is expected to occur in 2009. The Company has posted restricted reclamation deposits with US Government agencies that are legally restricted for the purpose of settling these obligations.

c) Restricted deposits

	September 30,	September 30,
	2008	2007

USA uranium reclamation deposits (US $930,000)	$985,707	$926,559
Weighted average interest rate	2.3%	3.9%
Maximum remaining term	6 months	6 months

10. FINANCIAL INSTRUMENTS

a) Disclosures

The Company’s financial instruments consist of cash, accounts receivable, marketable securities, deposits, restricted deposits, accounts payable and accrued liabilities.

The fair values of cash, accounts receivable, deposits, restricted deposits, account payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments. Marketable securities are determined directly by reference to quoted market prices.

b) Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

The Company manages its credit risk through its counterparty ratings and credit limits. The Company is mainly exposed to credit risk on its bank accounts, accounts receivable and restricted deposits. Bank accounts are primarily with Canadian Schedule 1 banks with a $20 million counterparty credit limit. Accounts receivable include $602,307 of value added taxes receivable from government agencies. Restricted deposits of US $930,000 are with US banks and are fully insured by the US Federal Deposit Insurance Corporation (“FDIC”). The Company expects to dispose of its restricted deposits in February 2009 and receive the Reclamation Receivable as consideration (Note 21.b).

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is primarily invested in business bank accounts which are available on demand.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency, interest rate and equity price risk.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

10. FINANCIAL INSTRUMENTS (cont’d)

Foreign currency risk - The Company maintains its accounts in Canadian dollars. The Company’s operations in Slovakia, Northern Ireland and the USA make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company’s operating results and cash flows are affected to varying degrees by changes in the Canadian Dollar exchange rate vis-à-vis the Slovak Koruna, the US Dollar, the British Pound and the Euro. The Company purchases foreign currencies as the need arises in order to fund its exploration and development activities. Corporate expenditures are mainly incurred in Canadian and US dollars.

As at September 30, 2008, the Company’s significant exposures to foreign currency risk, based on balance sheet values, were to the Slovakian Koruna and the US Dollar.

	SKK	US $

Cash	28,314,000	12,511
Account receivable	11,465,000	2,689
Prepaid expenses and deposits	1,554,000	1,290
Restricted deposits	–	930,000
Account payable and accrued liabilities	(12,243,000)	(177,174)
Asset retirement obligations	(1,835,000)	(52,000)
Net assets	27,255,000	717,316

The following sensitivity analyses assume all other variables remain constant and are based on the above net exposures. A 10% appreciation or depreciation of the Slovakian Koruna vis-à-vis the Canadian Dollar would result in a $134,000 increase or decrease, respectively, in net income and shareholders’ equity. A 10% appreciation or depreciation of the US Dollar vis-à-vis the Canadian Dollar would result in a $76,000 decrease or increase, respectively, in net income and shareholders’ equity.

Interest rate risk - The Company’s bank accounts earn interest income at variable rates while restricted deposits earn a fixed rate over less than a six-month period. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to changes in short-term rates.

Equity price risk - The Company’s marketable securities are equity instruments whose carrying values change with general market and company-specific conditions. The Company does not actively trade in marketable securities.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

11. SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance. The issued common shares are as follows:

	Year Ended		13 Months Ended		Year Ended
	September 30, 2008		September 30, 2007		August 31, 2006
	Shares	Amount	Shares	Amount	Shares	Amount
	#	$	#	$	#	$

Balance, beginning of period	121,982,858	107,058,860	111,931,263	95,333,346	67,826,513	46,579,969
Shares issued for mineral properties	340,000	459,000	500,000	1,400,000	200,000	87,000
Options exercised
Issued for cash	375,001	452,085	2,462,672	2,925,453	4,096,500	2,120,792
Transfer from contributed surplus	–	400,896	–	2,721,133	–	1,483,623
Warrants exercised
Issued for cash	–	–	7,088,923	4,435,474	26,250	15,972
Transfer from contributed surplus	–	–	–	243,454	–	–
Private placements	–	–	–	–	39,707,000	49,000,150
Financing fee	–	–	–	–	75,000	37,500
Share issuance costs	–	–	–	–	–	(3,991,660)
Balance, end of period	122,697,859	108,370,841	121,982,858	107,058,860	111,931,263	95,333,346

a)

Private placements - On February 22, 2006, the Company completed a brokered private placement of 31,207,000 special warrants at a price of $1.45 per special warrant, to raise gross proceeds of $45,250,150. On May 24, 2006, each special warrant was exchanged for one common share. A cash commission of $2,715,009 (6% of the gross proceeds) was paid to the underwriters. In addition, the underwriters received 936,210 agents’ warrants exercisable at $1.65 until February 22, 2008.

On September 30, 2005, the Company completed a non-brokered private placement of 3,500,000 units at $0.50 per unit for gross proceeds of $1,750,000. Each unit consisted of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.65 per share until March 31, 2007. Finders’ fees of 75,000 units and $37,500 were paid to third parties.

On September 8, 2005, the Company completed a non-brokered private placement of 5,000,000 units at $0.40 per unit for gross proceeds of $2,000,000. Each unit consisted of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.55 per share until September 8, 2007. A finder’s fee of $140,000 was paid to a third party.

b)	Escrow shares - There were 9,375 common shares held in escrow for all periods presented. The Company will request cancellation of the escrow agreement and return the shares to its treasury.

c)	Warrants - The Company had share purchase warrants outstanding as follows:

Exercise		August 31,		September 30,		September 30,
Price	Expiry Date	2006	Exercised	2007	Expired	2008

$ 0.55	August 31, 2007	2,500,000	(2,500,000)	–	–	–
$ 0.55	September 8, 2007	2,500,000	(2,500,000)	–	–	–
$ 0.65	March 31, 2007	1,761,250	(1,761,250)	–	–	–
$ 1.65	February 22, 2008	936,210	(327,673)	608,537	(608,537)	–
		7,697,460	(7,088,923)	608,537	(608,537)	–

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

11. SHARE CAPITAL (cont’d)

The Company recognizes share issuance costs for the fair value of agents’ warrants issued using the Black-Scholes pricing model. The following weighted-average assumptions were used for the 973,710 agents’ warrants issued in the year ended August 31, 2006.

Expected stock price volatility	88%
Contractual term to expiry	2.0 years
Risk-free interest rate	3.9%
Expected dividend yield	0%
Weighted average per share fair value of agents’ warrants granted in the year	$0.72

d) Shareholders’ rights plan

The directors of the Company approved the adoption of a shareholder rights plan, dated January 29, 2008, (the “Rights Plan”) which was ratified by the Company’s shareholders on March 14, 2008. The Rights Plan is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company. The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time. The Rights Plan expires on March 14, 2009.

12. CONTRIBUTED SURPLUS

The Company’s contributed surplus is comprised of the following:

	Year Ended	13 Months Ended
	September 30,	September 30,
	2008	2007
	$	$

Balance, beginning of period	7,826,366	7,325,437
Stock-based compensation (Notes 11 and 15)	1,606,307	3,465,518
Stock options and agents’ warrants exercised	(400,896)	(2,964,589)
Balance, end of period	9,031,777	7,826,366

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Year Ended	13 Months Ended
	September 30,	September 30,
	2008	2007
	$	$

Balance, beginning of period	125,671	–
Adjustment for cumulative unrealized gains at September 1, 2006 (Note 2)	–	494,915
Unrealized losses	(399,882)	(363,900)
Reclassification adjustment for realized losses (gains)	57,871	(5,344)
Reclassification adjustment for impairment losses	216,340	–
Balance, end of period	–	125,671

Accumulated other comprehensive income amounts relate only to available-for-sale investments.

14. EMPLOYEE SALARIES AND FEES TO DIRECTORS AND CONTRACTORS

	Year Ended	13 Months Ended	Year Ended
	September 30,	September 30,	August 31,
	2008	2007	2006
	$	$	$
Employee salaries and contractor fees	1,600,883	1,827,523	1,768,502
Severance costs	733,709	225,051	–
Directors’ fees	186,445	177,500	99,000
	2,521,037	2,230,074	1,867,502

15. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

a) Description

The Company has a rolling stock option plan applicable to directors, employees, and consultants, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. The exercise price of an option shall not be less than the discounted market price at the time of granting as prescribed by the policies of the TSX Venture Exchange. The maximum term of stock options is ten years from the grant date. Vesting terms are at the discretion of the directors.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

15. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont’d)

b) Stock Option Continuity

A summary of the changes to the Company's stock options is presented below:

	Year Ended		13 Months Ended		Year Ended
	September 30, 2008		September 30, 2007		August 31, 2006
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
		Price		Price		Price
	Options	$	Options	$	Options	$

Outstanding, beginning of period	6,671,666	1.94	8,105,001	1.28	5,235,555	0.40
Granted	3,142,500	1.05	2,245,000	3.29	7,315,945	1.45
Exercised	(375,001)	1.20	(2,462,672)	1.19	(4,096,500)	0.52
Forfeited	(433,331)	1.75	(1,215,663)	1.52	(349,999)	0.60
Outstanding, end of period	9,005,834	1.67	6,671,666	1.94	8,105,001	1.28

As at September 30, 2008 the Company has stock options outstanding and exercisable as follows:

		Options Outstanding		Options Exercisable
		Weighted Average	Weighted		Weighted
Range of		Remaining	Average	Number	Average
Exercise Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price
$	#	(yrs)	$	#	$
0.25-0.54	1,080,000	1.82	0.46	930,000	0.45
0.90-1.50	4,760,833	3.62	1.23	2,610,133	1.39
1.64-1.86	1,211,667	2.48	1.85	1,211,668	1.85
2.02-3.76	1,953,334	3.47	3.29	1,363,670	3.29
0.25-5.00	9,005,834	3.22	1.67	6,115,471	1.76

As at September 30, 2008, the intrinsic value of unexercised options was nil.

c) Fair Value of Stock-Based Compensation

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. The following weighted-average assumptions were used to estimate the following weighted average grant date fair values:

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

15. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont’d)

	Year Ended	13 Months Ended	Year Ended
	September 30,	September 30,	August 31,
	2008	2007	2006
Employees and Directors
Expected stock price volatility	87%	85%	79%
Expected life of options	2.6 years	2.0 years	2.0 years
Risk free interest rate	3.3%	4.1%	3.9%
Expected dividend yield	0%	0%	0%
Weighted average per share grant date fair value
of options granted in period	$0.54	$1.54	$1.23
Non-Employees
Expected stock price volatility	84%	85%	87%
Contractual term to expiry	5.0 years	5.0 years	4.9 years
Risk free interest rate	3.5%	4.1%	4.1%
Expected dividend yield	0%	0%	0%
Weighted average per share grant date fair value of options granted in period	$0.79	$2.23	$1.82

d) Presentation

	Year Ended	13 Months Ended	Year Ended
	September 30,	September 30,	August 31,
	2008	2007	2006
	$	$	$
Employees and directors	1,837,176	2,414,610	5,803,729
Non-employees	(230,869)	1,050,907	1,079,966
Total stock-based compensation cost	1,606,307	3,465,517	6,883,695
Less: capitalized to exploration properties	(25,852)	(651,951)	(986,111)
Stock-based compensation expense	1,580,455	2,813,566	5,897,584

e) Stock Option Pricing on Accounting Grant Date

	Year Ended	13 Months Ended	Year Ended
	September 30,	September 30,	August 31,
	2008	2007	2006

Market price greater than exercise price	–	260,000	7,115,945
Market price equal to exercise price	2,142,500	2,185,000	–
Market price less than exercise price	1,000,000	–	–
Total options granted in period	3,142,500	2,445,000	7,115,945

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

16. NON-CASH TRANSACTIONS

	Year Ended	13 Months Ended	Year Ended
	September 30,	September 30,	August 31,
	2008	2007	2006
	$	$	$
Stock-based compensation capitalized to mineral properties	25,854	651,951	986,111
Common shares issued for mineral properties	459,000	1,400,000	87,000
Asset retirement obligation costs	(894,260)	1,049,853	–
Amortization capitalized to mineral properties	76,181	55,106	–
Marketable securities for mineral property earn-in income	46,000	46,000	–
Marketable securities for other receivables	–	35,888	–
Common shares issued for accounts payable	–	–	162,863
Agents’ fees paid in shares	–	–	37,500

17. RELATED PARTY TRANSACTIONS AND BALANCES

a) Transactions

	Year Ended	13 Months Ended	Year Ended
	September 30,	September 30,	August 31,
	2008	2007	2006
	$	$	$

Cost reimbursements from companies with common directors and/or officers	310,311	109,714	179,281
Legal fees to a law firm in which a director is a partner	155,457	283,771	188,582
Geological consulting fees paid to a company with common directors	89,615	77,397	–
Consulting fees to companies controlled by directors	33,917	40,403	491,000
Consulting fees to companies controlled by officers	–	30,000	187,000

Consulting fees were based on rates commensurate with the costs of obtaining employee or director services. Legal and geological consulting fees were billed at standard industry rates.

In October 2007 the Company relocated its Vancouver head office from premises shared with a company related by way of common directors. This related company paid the Company $300,000 for the Company’s office relocation costs, of which $157,775 has been accounted for as proceeds on disposal of property and equipment. This amount equalled the net book value of the property and equipment disposed with no gain or loss. The remaining $142,225 was netted within administration expense.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

17. RELATED PARTY TRANSACTIONS AND BALANCES (cont’d)

b) Balances

Accounts receivable, accounts payable and accrued liabilities include the following related party balances that are unsecured, without interest and payable on demand:

	September 30,	September 30,
	2008	2007
	$	$

Due from related parties	–	46,707
Due to related parties	31,863	251,623

18. INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

	Year Ended	13 Months Ended	Year Ended
	September 30,	September 30,	August 31,
	2008	2007	2006
	$	$	$
Canadian statutory income tax rate	31.78%	34.12%	34.12%
Income tax recovery at statutory rate	(4,859,761)	(2,483,585)	(2,971,648)
Decrease (increase) resulting from:
Tax rate changes	1,086,029	–	–
Stock-based compensation expense	502,269	959,989	2,012,256
Differences in foreign rates	531,488	179,706	–
Non-deductible expenses (non-taxable
income) - net	50,087	(9,694)	(50,810)
Unrecognized tax attributes	2,689,888	1,353,584	1,010,202
Income tax recoverable	–	–	–

The tax effects of temporary differences that give rise to significant portions of the future tax assets are presented below:

	September 30,	September 30,
	2008	2007
	$	$
Mineral properties and resource pools	6,491,549	3,872,621
Loss carry-forwards	4,924,201	4,670,545
Share issuance costs	336,806	641,567
Property and equipment	47,385	19,006
Asset retirement obligations	35,913	293,836
Marketable securities	32,721	(20,422)
Valuation allowance	(11,868,575)	(9,477,152)
	–	–

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

18. INCOME TAXES (cont’d)

Based upon the level of historical taxable income and projections for future taxable income over the years in which the future tax assets are deductible, management has provided a full valuation allowance for the future income tax assets.

Subject to certain restrictions, the Company has capital losses of $212,512 and non-capital losses of $16,483,673 available to reduce future Canadian taxable income. There are no expiry limitations with respect to the capital losses. The Canadian non-capital losses expire as follows:

Year	$
2009	1,431,113
2013	2,433,232
2014	2,511,559
2025	3,980,032
2026	3,842,546
2027	471,983
2028	1,813,208
16,483,673

The Company has Slovakian operating tax losses of $2,749,623 which expire over the five-year period to 2013. The Company also has Northern Ireland tax losses of $141,693 which expire over the seven-year period to 2015.

19. SEGMENTED INFORMATION

The Company operates in one business segment, the mineral exploration and development industry. Enterprise-wide information about geographic areas is as follows:

		September 30,	September 30,
		2008	2007
		$	$
a)	Mineral properties
	Slovakia	27,011,462	17,381,611
	Northern Ireland	11,308,093	9,899,021
	USA	–	5,873,199
		38,319,555	33,153,831
b)	Property and equipment
	Foreign	531,592	470,710
	Canada	351,327	275,171
		882,919	745,881

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

20. COMMITMENTS

a)	Head office lease – The Company’s five-year Vancouver head office lease terminates on October 31, 2012 with commitments as follows:

Fiscal Years Ending September 30,
2009	2010	2011	2012	2013	Total
$	$	$	$	$	$
221,923	224,927	228,052	231,302	19,557	925,761

b)

Mineral properties – As at September 30, 2008, the expenditures to maintain the good standing of the Company’s mineral property licences and leases and mineral property agreements are estimated to be approximately $1,650,000 for fiscal 2009. Subsequent years’ amounts are subject to negotiation but are expected to be approximately $2,000,000 per annum.

21. SUBSEQUENT EVENTS

a)	Sweetwater Buyout Escrow Release – On January 9, 2009 the $100,000 placed in escrow (Note 6.a) iii) was released and paid to Sweetwater.

b)

Disposal of Tournigan USA Inc. (“TUSA”) – On October 2, 2008 the Company announced a binding agreement to dispose of its wholly-owned subsidiary TUSA to Fischer-Watt Gold Company, Inc. (“Fischer-Watt”). Fischer-Watt will acquire TUSA for an earn-in structure and certain deferred cash payments. Fischer-Watt will grant the Company a 30% carried interest in respect of each TUSA property up to the completion of a feasibility study for any project encompassing any such property (a “Project”). Upon completion of a feasibility study, the Company’s carried interest in respect of such property will convert into a 30% working interest in the Project or the Company will have the option to dilute down to a 5% net profits interest. Fischer-Watt will deliver to the Company at closing a promissory note in the amount of US$309,500, subject to a closing date working capital adjustment (the “Promissory Note”). Fischer-Watt will also secure the release of TUSA’s reclamation bonds and reimburse the Company the amount of US$930,000 less any applicable reclamation costs (the “Reclamation Receivable”). The Reclamation Receivable is expected to be in the amount of approximately US$875,000. Both the Promissory Note and the Reclamation Receivable are unsecured, non-interest-bearing and due August 31, 2009. The transaction is expected to close in February 2009. Fischer-Watt is a Nevada-incorporated mineral exploration and development company with an existing gold property in Arizona. The Chairman, President and CEO of Fischer- Watt is Mr. Peter Bojtos, who is a director of the Company. The TSX-V has approved this related party transaction.

As at September 30, 2008, TUSA’s carrying values in the Company’s consolidated financial statements were as follows:

$
Working capital	85,417
Restricted deposits	985,707
Asset retirement obligations	(55,115)
845,175

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

21. SUBSEQUENT EVENTS (cont’d)

c)

Dalradian Gold Limited ("Dalradian Gold") Earn-In Option Agreement – On December 22, 2008 the Company announced a binding earn-in option agreement for its Northern Ireland gold properties held through its wholly-owned subsidiary Dalradian Gold. Under the terms of the option agreement, C3 Resources, Inc. ("C3 Resources") has the option to pay the Company a total of $9,250,000 in four staged payments in exchange for increased equity interests totalling up to 90% in Dalradian Gold, in addition to C3 Resources funding 100% of the project expenditures until the completion of a bankable feasibility study (the "Option"). The payments were or will be paid by C3 Resources to the Company in the following earn-in phases:

(a)

Up-front payments of $1,000,000 paid as follows: $375,000 (paid in October 2008), $450,000 to be paid on receipt of approval for the transaction from the TSX Venture Exchange (paid in January 2009), and a further $175,000 which is payable on or before March 31, 2009;

(b)

$3,250,000 upon the completion of an updated NI 43-101 compliant resource definition, on or before December 31, 2010 (the "First Earn-In");

(c)

$1,750,000 upon completion of a NI 43-101 compliant pre-feasibility report, on or before December 31, 2011 (the "Second Earn-In"); and,

(d)

$3,250,000 upon completion of a NI 43-101 compliant bankable feasibility study, on or before June 30, 2013 (the "Third Earn-In").

Upon completion of the First Earn-In, C3 Resources will hold an equity interest of 51% in Dalradian Gold, and the Company and C3 Resources will enter into joint-venture agreement. C3 Resources will have the option to continue to solely fund the activities required to complete the Second Earn-In (67% interest) and to subsequently continue to solely fund the activities required to complete the Third Earn-In (90% interest). Alternatively, if C3 Resources has paid Tournigan total of $8,250,000 pursuant to the First, Second and Third Earn-Ins, C3 Resources will be deemed to have satisfied and exercised the Third Earn-In and will be entitled to exercise an Advanced Earn-In option to purchase an additional 23% interest, resulting in an aggregate 90% equity interest in Dalradian Gold. Tournigan may then participate in the and Dalradian Gold project by sharing expenditures with C3 Resources on a pro rata basis, or convert its 10% interest to a 5% net profits interest royalty with respect to precious metals production and a 1% net smelter return royalty with respect to base metals production.

Alternatively, after exercising the option to earn the First Earn-In (51% interest), C3 Resources may choose not to continue to solely fund the activities required to continue increasing its interest in Dalradian Gold, at which time Tournigan and C3 Resources would participate in Dalradian Gold on a pro rata basis pursuant to the joint-venture agreement.

d)

Vancouver office closure – Subsequent to September 30, 2008 the Company decided to close its Vancouver head office and terminate five Vancouver-based head office employees. Severance costs are expected to be approximately $380,000. The Company is actively seeking to sub-lease or assign its head office operating lease. The costs of these restructuring activities will be recorded in fiscal 2009.

e)

Stock options - Subsequent to year end, the Company granted 250,000 stock options and 1,833,217 stock options were forfeited upon termination of employment and consulting contracts.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

22. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States, and the rules and regulations of the Securities and Exchange Commission (collectively, “U.S. GAAP”) in all material respects, except for the material differences as noted below:

a) Interest in mineral properties and deferred mineral property costs

Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred. U.S. GAAP requires that all exploration costs be expensed, including drilling and related costs to upgrade mineral resources to reserves. The Company defers the costs of acquiring mineral properties under U.S. GAAP, including the costs of earn-in or option payments. Accordingly, for U.S. GAAP purposes, for all periods presented, all land use costs for mineral properties and deferred exploration and development costs incurred have been expensed for which commercially mineable revenues do not exist. When proven and probable reserves are determined for a property and a bankable feasibility study prepared, subsequent development costs of the property would be capitalized. Once in production, previously capitalized costs and any subsequently capitalized development costs would be charged to production on a unit-of-production basis over the proven and probable reserves of the mine. This accounting policy difference results in reconciling adjustments for mineral property costs written-off.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

b) Trading securities and available-for-sale securities

Under Canadian GAAP, prior to fiscal 2007, short-term investments were recorded at face value less unamortized discount. Under U.S. GAAP, the Company’s short-term investments were classified as trading and were recorded at fair value with unrealized gains or losses included in earnings.

Under Canadian GAAP, prior to fiscal 2007, the Company’s marketable securities and long-term investment were valued at the lower of cost and market with any write-down recorded as a charge to earnings. Under U.S. GAAP, the Company’s marketable securities and long-term investment were available-for-sale and were recorded at fair value and unrealized gains or losses were included as part of comprehensive income. An impairment on available-for-sale securities is recorded in income if such loss is determined to be other than temporary.

c) Comprehensive income

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“FAS 130”), establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. Canadian GAAP has similar requirements applicable to the Company commencing in fiscal 2007.

d) Deferred reorganization costs

Under Canadian GAAP, reorganization costs may qualify for deferral and presentation as a non-current asset with ultimate presentation within share capital. Under U.S. GAAP, reorganization costs are expensed.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

22. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

e) Stock-based compensation

Under U.S. GAAP, stock-based compensation would be presented together with salaries and consulting fees.

f) Impact of recently issued accounting standards

i)

In June 2006 the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of SFAS Statement No. 109". This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2008 fiscal year. Adoption of this interpretation was effective in fiscal 2008 and had no effect on the Company’s results of operations or financial position.

ii)

In September 2006 FASB issued SFAS No 157, "Fair Value Measurement" to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for the Company’s 2010 fiscal year. Adoption of this standard is not expected to have a significant effect on the Company’s results of operations or financial position.

g) Reconciliation of Canadian and U.S. GAAP

The impact of the above differences between Canadian GAAP and U.S. GAAP on the balance sheets and the statements of loss, comprehensive loss and cash flows are as follows:

i) Balance Sheets

	September 30,	September 30,
	2008	2007
	$	$
Total assets under Canadian GAAP	57,714,333	68,738,416
Adjustments to U.S. GAAP:
Deferred mineral property costs (a)	(34,334,310)	(28,933,644)
Deferred reorganization costs (d)	–	(108,793)
Total assets under U.S. GAAP	19,380,023	39,695,979
Total liabilities under Canadian GAAP	2,032,036	4,156,156
Adjustments to U.S. GAAP:	–	–
Total liabilities under U.S. GAAP	2,032,036	4,156,156
Total stockholders’ equity under Canadian GAAP	51,682,097	64,582,260
Adjustments to U.S. GAAP:
Deferred mineral property costs (a)	(34,334,310)	(28,933,644)
Deferred reorganization costs (d)	–	(108,793)
Total equity under U.S. GAAP	17,347,787	35,539,823
Total liabilities and equity under U.S. GAAP	19,380,023	39,695,979

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

22. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

ii)	Statements of Loss

	Year Ended	13 months Ended	Year Ended
	September 30,	September 30,	August 31,
	2008	2007	2006
	$	$	$
Net loss under Canadian GAAP	(15,291,884)	(7,278,971)	(8,709,403)
Adjustments:
Deferred mineral property costs (a)	(12,404,593)	(14,948,249)	(7,196,139)
Mineral property costs written-off (a)	7,003,927	–	–
Loss on sale of marketable securities (b) (c)	(22,500)	–	–
Unrealized loss on short-term investments (b) (c)	–	15,145	(15,145)
Deferred reorganization costs (d)	108,793	(108,793)	–
Total U.S. GAAP adjustments	(5,314,373)	(15,041,897)	(7,211,284)
Net loss under U.S. GAAP	(20,606,257)	(22,320,868)	(15,920,687)
Net loss per share under U.S. GAAP	(0.17)	(0.19)	(0.18)
Weighted average number of shares outstanding under U.S. GAAP	122,697,859	115,491,071	86,999,112

iii)	Statements of Comprehensive Loss

	Year Ended	13 months Ended	Year Ended
	September 30,	September 30,	August 31,
	2008	2007	2006
	$	$	$
Comprehensive loss under Canadian GAAP	(15,417,554)	(7,648,215)	–
Adjustments:
Total U.S. GAAP net loss adjustments (as above)	(5,314,373)	(15,041,897)	–
Net loss, U.S. GAAP			(15,920,687)
Reclassification adjustment for realized losses on marketable securities	22,500	–	–
Unrealized gain on marketable securities (b) (c)	–	–	15,000
Unrealized gain on long-term investment (b) (c)	–	–	479,915
Comprehensive loss under U.S. GAAP	(20,709,427)	(22,690,112)	(15,425,772)

The U.S. GAAP reconciliation for the year ended August 31, 2006 differs from subsequent periods due to the adoption of new Canadian accounting standards for financial instruments and comprehensive income on September 1, 2006.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2008, 13 months ended September 30, 2007 and year ended August 31, 2006
(expressed in Canadian dollars)

22. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

iv)	Statements of Cash Flows

	Year Ended	13 months ended	Year Ended
	September 30,	September 30,	August 31,
	2008	2007	2006
	$	$	$
Cash used in operating activities under Canadian GAAP	(5,117,499)	(3,917,959)	(2,544,576)
Adjustments to U.S. GAAP:
Mineral property costs (a)	14,001,096	(12,528,958)	(6,210,028)
Deferred reorganization costs (d)	(141,911)	(7,402)	–
Cash to operating activities under U.S. GAAP	(19,260,506)	(16,454,319)	(8,754,604)
Cash from (to) investing activities under Canadian GAAP	(14,939,010)	28,314,068	(48,487,955)
Adjustments to U.S. GAAP:
Mineral property costs (a)	14,001,096	12,528,958	6,210,028
Cash from (to) investing activities under U.S. GAAP	(937,914)	40,843,026	(42,277,927)
Cash from financing activities under Canadian GAAP	310,173	7,353,524	50,048,767
Adjustments to U.S. GAAP:
Deferred reorganization costs (d)	141,911	7,402	–
Cash from financing activities under U.S. GAAP	452,084	7,360,926	50,048,767